NEWS RELEASE

Augusta Files Q1 Financials – Negotiates Sale of Nevada Properties

VANCOUVER, BC, May 1, 2007 - Augusta Resource Corporation (TSX/AMEX: AZC; FRANKFURT: A5R) (“Augusta” or the “Company”) reports the Company filed its first quarter financial statements today. During the first quarter, the Company was pleased to deliver the 2007 Rosemont Deposit Mineral Resource Estimate, which included 5.7 billion pounds (“lbs”) of copper (“Cu”) and 157 million lbs of molybdenum (“Mo”) in measured and indicated resources, and 1.5 billion lbs of Cu and 23 million lbs of Mo in inferred resources. The estimate also included a new silver (“Ag”) resource for the deposit, which quantified approximately 66.5 million ounces (“oz”) of Ag in measured and indicated resources and 9.3 million oz of Ag in inferred resources. On a copper equivalence basis, the measured and indicated resource contains 8.4 billion lbs of Cu equivalent, and 1.9 billion lbs of Cu equivalent in inferred resources*. The new NI 43-101 compliant technical report on the Rosemont Property was filed on SEDAR at www.sedar.com on April 26, 2007.

The Company also reports it has entered into a Letter of Intent (“LOI”) with Ivana Ventures Inc. (“Ivana”) respecting Augusta’s proposed sale of the Company’s interest in the Mt. Hamilton and Shell properties, both of which are located in White Pine County, Nevada.

The LOI provides for the sale of 100% of the shares of DHI Minerals Ltd., which owns 100% of the shares of DHI Minerals (U.S.) Ltd. (the “Subsidiaries”) which in turn holds a 100% interest in each of the Mount Hamilton and Shell properties. Each property is subject to a sliding scale net smelter royalty and, in the case of the Mount Hamilton property, minimum advance royalty payments of US$100,000 per year until November 9, 2010 when the minimum royalty payments increase to US$300,000 per year. In the case of the Shell property, annual advance royalty payments commencing at US$80,000 on the first anniversary, increasing by US$20,000 per year until production commences.

The consideration for the sale will be US$6.5 million in cash, and warrants exercisable to purchase up to 3,000,000 shares of Ivana for eighteen months after closing at the price of $0.50 per share. The cash portion of the purchase price will be payable in installments over five years, with US$1,500,000 payable on closing and an additional US$1,000,000 payable each 12 months thereafter. The shares of the Subsidiaries will be pledged to the Company as its sole recourse for non-payment of any portion of the purchase price.

The proposed sale is subject to a 30 day due diligence period in favour of Ivana, execution of a formal agreement acceptable to both parties and acceptance of such agreement for filing by the TSX Venture Exchange.

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a mineral exploration and development company responsibly advancing the Rosemont copper project in Southern Arizona. The Company’s Rosemont property is located in Pima County, approximately 50 kilometers southeast of Tucson, Arizona, and contains a potentially world class open-pit copper/molybdenum/silver (“Cu/Mo/Ag”) deposit. Augusta has a solid asset base, proven management team, and is committed to becoming a mid-tier copper producer within five years. The company is traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AZC.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

* Copper equivalence is based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors.

For additional information please visit www.augustaresource.com or contact:
Gil Clausen, President and CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0136	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”
Gil Clausen
President and CEO

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 1, 2007. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com